AA 1/19/06

5.5


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SECU 05076622 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49846

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 AND ENDING 09/30/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Euromax Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15063 Charlotte Avenue
(No. and Street)

San Jose, California 95124
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Augusto B. Navarro, Jr. (408) 559-1043
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kinkade, Stephen Roy
(Name – *if individual, state last, first, middle name*)

100 Palm Avenue, San Rafael, CA 94901
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CW VH 1/20/06

OATH OR AFFIRMATION

I, Augusto B. Navarro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euromax Financial Services, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions.



Signature

President

Title



Notary Public



SHASHI SHETH
Commission # 1618359
Notary Public - California
San Mateo County
My Comm. Expires Nov 30, 2009

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of ~~Income (Loss)~~. Operations
- [X] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEPHEN R. KINKADE
CERTIFIED PUBLIC ACCOUNTANT
100 PALM AVENUE
SAN RAFAEL, CALIFORNIA 94901
-----
(415) 883-9350 TEL
(415) 883-9358 FAX

Report of Independent Public Accountant

Euromax Financial Services, Inc.:

I have audited the statement of financial condition of Euromax Financial Services, Inc. as of September 30, 2005, and the related statements of operations and changes in owner's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euromax Financial Services, Inc. as of September 30, 2005, and the results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination has been made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

November 28, 2005

St R Kinkade

EUROMAX FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2005

ASSETS		
Cash		$ 7,951
TOTAL		$ 7,951
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable & accrued liabilities		$ 0
Stockholder's equity (Notes 1 and 3)		
Paid-in capital	$112,116	
Deficit	(104,165)	
Total stockholder's equity		7,951
TOTAL		$ 7,951

The accompanying notes are an integral part of this statement.

EUROMAX FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

REVENUE	
Concession	$ 942
Total	942
EXPENSES	
Professional services	600
Regulatory	1,385
Franchise tax	800
Other	100
Total	2,885
NET LOSS	$ (1,943)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2005

BALANCE, September 30, 2004	$ 6,894
Contribution of paid-in capital	3,000
Net loss	(1,943)
BALANCE, September 30, 2005	$ 7,951

The accompanying notes are an integral part of these statements.

EUROMAX FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Cash flows from operating activities:		
Net loss		$(1,943)
Adjustments to reconcile net income to cash flows from operating activities:		
Change in assets and liabilities:		
Decrease in franchise tax payable	(800)	
Net adjustments		(800)
Net cash from operating activities		(2,743)
Cash flows from financing activities		
Receipt of paid-in capital		3,000
Net increase in cash		257
Cash at September 30, 2004		7,694
Cash at September 30, 2005		$ 7,951

During the year ended September 30, 2005, $1,600 was paid for California franchise taxes, and no cash was paid for interest.

The accompanying notes are an integral part of this statement.

EUROMAX FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

1. Organization and Broker-Dealer Registration

The Company was incorporated August 19, 1996, in the state of California. The Company's primary business is the sale of mutual funds. The Company became registered as a broker-dealer with the Securities and Exchange Commission effective December 17, 1996. The Company was approved for membership in the National Association of Securities Dealers effective December 15, 1997, and became registered with the State of California on September 17, 1998.

2. Significant Accounting Policies

The Company has maintains its general ledger on the cash basis, but appropriate adjustments have been made to present these financial statements on the accrual basis.

3. Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain both minimum net capital, as defined, and a maximum "net capital ratio", as defined. The values of these defined operating parameters may vary materially from day to day. At September 30, 2005, the Company's net capital was $7,951, which amount is $2,951 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital may not exceed 15.00 to 1. At September 30, 2005, the Company's net capital ratio was 0.00 to 1.

4. Taxes on Income

The Company has elected to pay taxes on the cash basis of accounting. Deferred taxes may arise due to timing differences between the accrual and cash bases of accounting. The Company is subject to a minimum annual California franchise tax of $800.

5. Related Party Transactions

The sole stockholder provides office facilities, personal services, and certain professional services (approximately $1,200) to the Company at no cost to the Company. In addition, in the year ended September 30, 2005, a corporation owned by the spouse of the sole stockholder paid the cost (approximately $3,400) of certain professional services rendered to the Company.

FOCUS REPORT - PART IIA — As of 09/30/05

Computation of Net Capital

Firm Name: Euromax Financial Services, Inc. — Firm ID: 042426

1	Total ownership equity		7,951
2	Deduct o/e not allowable for net capital		
3	Total o/e qualified for net capital		7,951
4	Add:		
A	Allowable subordinated liabilities		
B	Other deductions or credits		
	Description	Amount	

5	Total cap & allowable subloans		7,951
6	Deductions &/or charges		
A	Total non-allowable assets	0	
B	Secured demand note deficiency		
C	Cap chrgs for spot & commodity futures		
D	Other deduction &/or charges		- 0
7	Other additions &/or allowable credits		
	Description	Amount	

8	Net capital before haircuts		7,951
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment sec:		
1	Exempted securities		
2	Debt securities		
3	Options		
4	Other securities		
D	Undue concentration		
E	Other		
	Description	Amount	

10	Net Capital		7,951
			=========

FOCUS REPORT - PART IIA As of 09/30/05

Computation Of Basic Net Capital Requirement

Firm Name: Euromax Financial Services, Inc. Firm ID: 042426

11	Minimum net capital requirement:(based on Aggregate Indebtedness)	0
12	Minimum Dollar Requirement	5,000
13	Net Cap reqmt (greater of line 11 or 12)	5,000
14	Excess net capital	2,951
15	Exc net cap @ 1000% (net cap - 10% of AI)	7,951

Computation of Aggregate Indebtedness

16	Total AI liab from Balance Sheet		0
17	Add:		
A	Drafts for immediate credit		
B	Mkt val of sec borrowed where no equiv value is paid or credited		
C	Other unrecorded amounts		
	Description	Amount	
19	Total Aggregate Indebtedness		0
20	Ratio of AI/NC:		0.00
21	Percentage of debt to debt equity		

0

SCHEDULE II

EUROMAX FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
SEPTEMBER 30, 2005

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2005

Not applicable.

SCHEDULE III

EUROMAX FINANCIAL SERVICES, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2005

Per original filing	$ 7,951
Audit adjustments:	
NONE	

Per this filing	$ 7,951
	========

STEPHEN R. KINKADE
CERTIFIED PUBLIC ACCOUNTANT
100 PALM AVENUE
SAN RAFAEL, CALIFORNIA 94901
---
(415) 883-9350 TEL
(415) 883-9358 FAX

Report of Independent Public Accountant

Euromax Financial Services, Inc.:

In planning and performing my audit of the financial statements of Euromax Financial Services, Inc. for the year ended September 30, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not maintain customer security accounts and does not handle customer securities, I did not make a study of any practices or procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisions, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or (iii) in obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matters involving the control procedures and their operation that I consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Euromax Financial Services, Inc. for the year ended September 30, 2005, and this report does not affect my report thereon dated November 28, 2005. Weaknesses noted include the following:

(1) The Company maintained its books and records, and filed its regulatory reports on the cash basis of accounting; the Company failed to maintain its books and records on the accrual basis of accounting. This failure resulted in inaccuracies in the Company's net capital computations, sometimes understating accrued liabilities and overstating net capital by the amount of the accrued liabilities. Further, certain professional fees of the Company are being paid from the personal funds of the sole stockholder or from the funds of a related corporation, and the Company does not have any written procedures which designate which expenses are to be paid by which entity. When such expenses are not prepaid, it is unclear how the Company would monitor and report liabilities of the Company between the time they arise and the time they are paid by the related entity.

(2) The Focus Report as of September 30, 2005 includes a $3,000 deposit reported as "other income", when it was actually a contribution of paid-in capital. This misclassification suggests a possible deficiency in the procedures for reviewing Focus Reports prior to their submission.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the Commission's objectives, except as noted in items (1) and (2) above.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies and should not be used for any other purpose.



November 28, 2005